SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                               WebMD Health Corp.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   94770V102
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 11, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      909,004  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      909,004  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      909,004  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.59%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      909,004  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      909,004   (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      909,004  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.59%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      909,004   (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      909,004  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      909,004   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.59%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      1,508,981   (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,508,981   (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,508,981   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.63%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      509,966   (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      509,966   (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      509,966  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.89%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      224,356   (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      224,356   (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      224,356  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.39%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      2,243,303    (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      2,243,303    (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,243,303    (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.92%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      1,392,710  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,392,710  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,392,710  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.43%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      1,392,710  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      1,392,710  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,392,710  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.43%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.35%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.35%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.35%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.35%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,636,013    (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.35%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 94770V102

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      4,545,017   (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      4,545,017   (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,545,017   (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.94%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Shares"), issued by WebMD Health Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 111 Eighth Avenue, New York, New York 10011.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.6% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, automotive, real estate, railcar, food packaging, gaming, and home fashion, and
(iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 4,545,017 Shares (including Shares underlying call options). The aggregate purchase price of the Shares and call options purchased by the Reporting Persons collectively was approximately $96.7 million (including commissions and premiums). The source of funding for these Shares and call options was the general working capital of the respective purchasers. The Shares and call options are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares and call options was obtained through margin borrowing.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares in the belief that the Shares were undervalued from a long-term perspective. The Reporting Persons may seek to have conversations from time to time with management of the Issuer to discuss the Issuer's business and strategies.

     The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,545,017 Shares (including Shares underlying call options), representing approximately 7.94% of the Issuer's outstanding Shares (based upon the 57,272,692 Shares assumed to be outstanding as of October 4, 2011; the assumed outstanding shares is based on the statement by the Issuer in the Issuer's Schedule 14A filed with the Securities and Exchange Commission on August 15, 2011, in which the Issuer stated 58,672,692 Shares were outstanding on August 10, 2011, and the statement by the Issuer in the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 4, 2011, in which the Issuer stated that the Issuer had repurchased approximately 1.4 million Shares under its existing stock buyback program).

     (b) For purposes of this Schedule 13D:

     High River has sole voting power and sole dispositive power with regard to 909,004 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,508,981 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 509,966 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 224,356 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,392,710 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.





     The Shares beneficially owned by the Reporting Persons include Shares underlying call options. The agreements governing these call options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. See Item 6.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on October 21, 2011. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                Date of               Amount of          Price Per
Reporting              Transaction           Securities         Share/Premium
Person                                                          Per Option
----------------       -----------           ----------         -------------
High River              8/22/2011             15,880.00             32.44
High River              8/23/2011              1,800.00             32.49
High River              8/25/2011             17,080.00             32.47
High River              8/26/2011                660.00             32.46
High River               9/9/2011             16,224.00             32.85
High River              9/12/2011              7,520.00             32.48
High River              9/13/2011             11,840.00             32.90
High River              9/14/2011             14,843.00             32.80
High River              9/15/2011             10,000.00             32.66
High River              9/16/2011             20,560.00             32.11
High River              9/19/2011             28,640.00             31.07
High River              9/20/2011             31,983.00             30.46
High River              9/21/2011             28,198.00             29.99
High River              9/22/2011             15,692.00             29.50
High River              9/23/2011             10,000.00             29.51
High River              9/23/2011              3,444.00 (1)          9.88 (2)
High River              9/26/2011             20,000.00 (1)         10.04 (2)
High River              9/27/2011              8,878.00 (1)         10.91 (2)
High River              9/28/2011             17,458.00 (1)         10.50 (2)
High River              9/29/2011             20,668.00 (1)         10.51 (2)
High River              9/30/2011                 40.00 (1)         10.44 (2)
High River              10/3/2011             26,488.00 (1)          9.94 (2)
High River              10/4/2011             50,000.00 (1)          8.76 (2)
High River             10/11/2011             36,402.00 (1)         10.73 (2)
High River             10/12/2011             88,455.00 (1)         10.18 (2)
High River             10/13/2011             60,000.00 (1)         10.91 (2)
High River             10/14/2011              9,968.00 (1)         11.36 (2)
High River             10/17/2011             39,222.00 (1)         11.44 (2)
High River             10/18/2011             25,263.00 (1)         11.94 (2)
High River             10/19/2011             28,970.00 (1)         12.16 (2)
High River             10/20/2011             25,834.00 (1)         11.98 (2)
High River             10/21/2011             12,074.00 (1)         12.75 (2)

Icahn Partners          8/22/2011             24,338.00             32.44
Icahn Partners          8/23/2011              2,758.00             32.49
Icahn Partners          8/25/2011             26,176.00             32.47
Icahn Partners          8/26/2011              1,012.00             32.46
Icahn Partners           9/9/2011             24,687.00             32.85
Icahn Partners          9/12/2011             11,519.00             32.48
Icahn Partners          9/13/2011             18,138.00             32.90
Icahn Partners          9/14/2011             22,737.00             32.80
Icahn Partners          9/15/2011             15,319.00             32.66
Icahn Partners          9/16/2011             31,495.00             32.11
Icahn Partners          9/19/2011             43,873.00             31.07
Icahn Partners          9/20/2011             48,994.00             30.46
Icahn Partners          9/21/2011             43,196.00             29.99
Icahn Partners          9/22/2011             24,037.00             29.50
Icahn Partners          9/23/2011             15,320.00             29.51
Icahn Partners          9/23/2011              5,274.00 (1)          9.88 (2)
Icahn Partners          9/26/2011             30,637.00 (1)         10.04 (2)
Icahn Partners          9/27/2011             13,600.00 (1)         10.91 (2)
Icahn Partners          9/28/2011             26,743.00 (1)         10.50 (2)
Icahn Partners          9/29/2011             31,662.00 (1)         10.51 (2)
Icahn Partners          9/30/2011                 62.00 (1)         10.44 (2)
Icahn Partners          10/3/2011             40,575.00 (1)          9.94 (2)
Icahn Partners          10/4/2011             76,743.00 (1)          8.76 (2)
Icahn Partners         10/11/2011             55,774.00 (1)         10.73 (2)
Icahn Partners         10/12/2011            135,523.00 (1)         10.18 (2)
Icahn Partners         10/13/2011             91,928.00 (1)         10.91 (2)
Icahn Partners         10/14/2011             15,273.00 (1)         11.36 (2)
Icahn Partners         10/17/2011             60,093.00 (1)         11.44 (2)
Icahn Partners         10/18/2011             38,706.00 (1)         11.94 (2)
Icahn Partners         10/19/2011             44,386.00 (1)         12.16 (2)
Icahn Partners         10/20/2011             39,581.00 (1)         11.98 (2)
Icahn Partners         10/21/2011             18,498.00 (1)         12.75 (2)

Icahn Master            8/22/2011             26,246.00             32.44
Icahn Master            8/23/2011              2,976.00             32.49
Icahn Master            8/25/2011             28,229.00             32.47
Icahn Master            8/26/2011              1,091.00             32.46
Icahn Master             9/9/2011             28,504.00             32.85
Icahn Master            9/12/2011             12,478.00             32.48
Icahn Master            9/13/2011             19,646.00             32.90
Icahn Master            9/14/2011             24,631.00             32.80
Icahn Master            9/15/2011             16,594.00             32.66
Icahn Master            9/16/2011             34,117.00             32.11
Icahn Master            9/19/2011             47,523.00             31.07
Icahn Master            9/20/2011             53,070.00             30.46
Icahn Master            9/21/2011             46,790.00             29.99
Icahn Master            9/22/2011             26,040.00             29.50
Icahn Master            9/23/2011             16,594.00             29.51
Icahn Master            9/23/2011              5,713.00 (1)          9.88 (2)
Icahn Master            9/26/2011             33,186.00 (1)         10.04 (2)
Icahn Master            9/27/2011             14,733.00 (1)         10.91 (2)
Icahn Master            9/28/2011             28,970.00 (1)         10.50 (2)
Icahn Master            9/29/2011             34,296.00 (1)         10.51 (2)
Icahn Master            9/30/2011                 65.00 (1)         10.44 (2)
Icahn Master            10/3/2011             43,952.00 (1)          9.94 (2)
Icahn Master            10/4/2011             83,366.00 (1)          8.76 (2)
Icahn Master           10/11/2011             60,430.00 (1)         10.73 (2)
Icahn Master           10/12/2011            146,838.00 (1)         10.18 (2)
Icahn Master           10/13/2011             99,602.00 (1)         10.91 (2)
Icahn Master           10/14/2011             16,548.00 (1)         11.36 (2)
Icahn Master           10/17/2011             65,109.00 (1)         11.44 (2)
Icahn Master           10/18/2011             41,938.00 (1)         11.94 (2)
Icahn Master           10/19/2011             48,091.00 (1)         12.16 (2)
Icahn Master           10/20/2011             42,886.00 (1)         11.98 (2)
Icahn Master           10/21/2011             20,042.00 (1)         12.75 (2)

Icahn Master II         8/22/2011              9,013.00             32.44
Icahn Master II         8/23/2011              1,021.00             32.49
Icahn Master II         8/25/2011              9,695.00             32.47
Icahn Master II         8/26/2011                374.00             32.46
Icahn Master II          9/9/2011              7,780.00             32.85
Icahn Master II         9/12/2011              4,227.00             32.48
Icahn Master II         9/13/2011              6,654.00             32.90
Icahn Master II         9/14/2011              8,341.00             32.80
Icahn Master II         9/15/2011              5,621.00             32.66
Icahn Master II         9/16/2011             11,554.00             32.11
Icahn Master II         9/19/2011             16,097.00             31.07
Icahn Master II         9/20/2011             17,973.00             30.46
Icahn Master II         9/21/2011             15,847.00             29.99
Icahn Master II         9/22/2011              8,820.00             29.50
Icahn Master II         9/23/2011              5,618.00             29.51
Icahn Master II         9/23/2011              1,937.00 (1)          9.88 (2)
Icahn Master II         9/26/2011             11,240.00 (1)         10.04 (2)
Icahn Master II         9/27/2011              4,989.00 (1)         10.91 (2)
Icahn Master II         9/28/2011              9,811.00 (1)         10.50 (2)
Icahn Master II         9/29/2011             11,616.00 (1)         10.51 (2)
Icahn Master II         9/30/2011                 22.00 (1)         10.44 (2)
Icahn Master II         10/3/2011             14,886.00 (1)          9.94 (2)
Icahn Master II         10/4/2011             27,529.00 (1)          8.76 (2)
Icahn Master II        10/11/2011             20,422.00 (1)         10.73 (2)
Icahn Master II        10/12/2011             49,624.00 (1)         10.18 (2)
Icahn Master II        10/13/2011             33,661.00 (1)         10.91 (2)
Icahn Master II        10/14/2011              5,592.00 (1)         11.36 (2)
Icahn Master II        10/17/2011             22,005.00 (1)         11.44 (2)
Icahn Master II        10/18/2011             14,172.00 (1)         11.94 (2)
Icahn Master II        10/19/2011             16,253.00 (1)         12.16 (2)
Icahn Master II        10/20/2011             14,493.00 (1)         11.98 (2)
Icahn Master II        10/21/2011              6,774.00 (1)         12.75 (2)

Icahn Master III        8/22/2011              3,923.00             32.44
Icahn Master III        8/23/2011                445.00             32.49
Icahn Master III        8/25/2011              4,220.00             32.47
Icahn Master III        8/26/2011                163.00             32.46
Icahn Master III         9/9/2011              3,927.00             32.85
Icahn Master III        9/12/2011              1,856.00             32.48
Icahn Master III        9/13/2011              2,922.00             32.90
Icahn Master III        9/14/2011              3,663.00             32.80
Icahn Master III        9/15/2011              2,466.00             32.66
Icahn Master III        9/16/2011              5,074.00             32.11
Icahn Master III        9/19/2011              7,067.00             31.07
Icahn Master III        9/20/2011              7,893.00             30.46
Icahn Master III        9/21/2011              6,958.00             29.99
Icahn Master III        9/22/2011              3,873.00             29.50
Icahn Master III        9/23/2011              2,468.00             29.51
Icahn Master III        9/23/2011                850.00 (1)          9.88 (2)
Icahn Master III        9/26/2011              4,937.00 (1)         10.04 (2)
Icahn Master III        9/27/2011              2,188.00 (1)         10.91 (2)
Icahn Master III        9/28/2011              4,309.00 (1)         10.50 (2)
Icahn Master III        9/29/2011              5,100.00 (1)         10.51 (2)
Icahn Master III        9/30/2011                 11.00 (1)         10.44 (2)
Icahn Master III        10/3/2011              6,538.00 (1)          9.94 (2)
Icahn Master III        10/4/2011             12,362.00 (1)          8.76 (2)
Icahn Master III       10/11/2011              8,984.00 (1)         10.73 (2)
Icahn Master III       10/12/2011             21,833.00 (1)         10.18 (2)
Icahn Master III       10/13/2011             14,809.00 (1)         10.91 (2)
Icahn Master III       10/14/2011              2,461.00 (1)         11.36 (2)
Icahn Master III       10/17/2011              9,680.00 (1)         11.44 (2)
Icahn Master III       10/18/2011              6,236.00 (1)         11.94 (2)
Icahn Master III       10/19/2011              7,149.00 (1)         12.16 (2)
Icahn Master III       10/20/2011              6,376.00 (1)         11.98 (2)
Icahn Master III       10/21/2011              2,980.00 (1)         12.75 (2)
_________________________
(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on September 23, 2013.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $19.50. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options
------------
     The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 2,365,816 Shares, which expire on September 23, 2013. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options
-----------
     The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 2,365,816 Shares, which expire on the earlier of September 23, 2013 or the date on which the corresponding American-style call option described above in this Item 6 is exercised. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Joint  Filing  Agreement  of  the  Reporting  Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/ Edward E. Mattner
          ---------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     --------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





             [Signature Page of Schedule 13D - WebMD Health Corp.]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of WebMD Health Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 21st day of October, 2011.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     --------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN







[Signature Page of Joint Filing Agreement to Schedule 13D - WebMD Health Corp.]

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
Name                                    Position
----                                    --------
Icahn  Offshore  LP                     General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  PARTNERS  LP
Name                                    Position
----                                    --------
Icahn  Onshore  LP                      General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  ONSHORE  LP
ICAHN  OFFSHORE  LP
Name                                    Position
----                                    --------
Icahn  Capital  LP                      General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  CAPITAL  LP
Name                                    Position
----                                    --------
IPH GP LLC                              General Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director\
Daniel  A.  Ninivaggi                   President
Dominick  Ragone                        Chief  Financial  Officer
Keith Cozza                             Chief Compliance Officer
Edward E. Mattner                       Authorized Signatory
Gail Golden                             Authorized Signatory


IPH  GP  LLC
Name                                    Position
----                                    --------
Icahn Enterprises Holdings L.P.         Sole Member
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Daniel  A.  Ninivaggi                   President
Dominick  Ragone                        Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name                                    Position
----                                    --------
Icahn Enterprises G.P. Inc.             General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman
Daniel A. Ninivaggi                     President
William A. Leidesdorf                   Director
Jack G. Wasserman                       Director
James L. Nelson                         Director
Vincent J. Intrieri                     Director
Dominick Ragone                         Chief Financial Officer
Craig Pettit                            Vice President of Tax Administration


BECKTON CORP.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman of the Board; President
Jordan Bleznick                         Vice President/Taxes
Edward E. Mattner                       Authorized Signatory
Keith Cozza                             Secretary; Treasurer


HIGH RIVER LIMITED PARTNERSHIP
Name                                    Position
----                                    --------
Hopper Investments LLC                  General Partner


HOPPER INVESTMENTS LLC
Name                                    Position
----                                    --------
Barberry Corp                           Member
Edward E. Mattner                       Authorized Signatory


BARBERRY CORP.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman of the Board; President
Gail Golden                             Vice President; Authorized Signatory
Jordan Bleznick                         Vice President/Taxes
Vincent J. Intrieri                     Vice President; Authorized Signatory
Irene March                             Authorized Signatory
Edward E. Mattner                       Authorized Signatory
Keith Cozza                             Secretary; Treasurer